The Annual Meeting of the Stockholders of the Fund was held
on June 6, 2002. The following is a summary of the proposal
presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:
                                Votes in   Votes
                                Favor of   Against


Ronald E. Robison              3,651,869   80,491
Michael Nugent                 3,651,869   80,491
Joseph J. Kearns               3,651,869   80,491
Fergus Reid                    3,651,869   80,491